October 24, 2007
Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	CLARCOR Inc. Form 10-K for the year ended December 2, 2006 File No. 001-11024
Dear Mr. Humphrey:
     We are in receipt of your letter, dated October 18, 2007, asking that CLARCOR provide additional or revised information in future filings with the Commission with respect to specific matters raised in your letter. Our response is set forth below:
Liquidity and Capital Resources
Contractual Obligations, page 23
We will include scheduled interest payments in the table of fixed cash obligations. As these interest payments are generally variable, we will also provide disclosure on how the estimated interest amounts were determined.
Notes to Consolidated Financial Statements
Accounting Policies
Revenue Recognition, page F-10
You are correct that shipping and handling costs are included in cost of sales.
We will revise our wording in footnote A to clarify this.
Acquisition of Minority Interest, page F-12 and Page 14
We will remove reference to an “expert” in our disclosure on acquisitions and make it clear that the valuation and assignment of costs is the responsibility of management. We will do this for all acquisition disclosures where this is the case, including the acquisitions of MKI and Filtrel, as noted in your letter and will make such disclosures in future 10-K and 10-Q filings with the Commission.
840 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067
(615) 771-3100

Page 8 of Form 10-QSB for June 2, 2007- The Sinfa acquisition
The $2 million purchase price for the outstanding 20% minority interest retained by the former owners of Sinfa was an estimate based upon a formula in the purchase agreement between the parties. In CLARCOR’s financial statements, this option is treated on a combined basis with the minority interest and recorded as a long-term liability in CLARCOR’s consolidated balance sheet. The liability is marked to fair value each reporting period to reflect the Company’s best estimate of the cost to acquire the remaining interest in Sinfa SA. As stipulated in the purchase agreement between the parties, the Company’s estimate of the option value is based on a formula which is the average of operating profit over a three-year period immediately preceding the option becoming exercisable times a multiple agreed to by the parties to the agreement. The change in the estimate during each reporting period is recorded as part of other income and expense in CLARCOR’s financial statements. The estimated obligation to purchase the remaining interest in Sinfa SA is not material to CLARCOR’s financial statements, and the fair value adjustments are not expected to be material in future reporting periods.
CLARCOR considered Emerging Issues Task Force 00-04, “Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in that Subsidiary” and concluded that the scenarios described in EITF 00-04 and suggested accounting treatments presented therein were the most analogous to this transaction.
     In accordance with your letter, we also provide you with the following acknowledgments:
•	CLARCOR is responsible for the adequacy and accuracy of disclosures in this filing with the Commission;

•	CLARCOR understands that SEC staff comments or changes in disclosures in response to SEC staff comments do not foreclose the Commission from taking any action with respect to this filing;

•	CLARCOR may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

     We trust that we have fully answered the Commission’s inquiries and have been responsive to its requests. We understand that the Commission’s review process is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate the Commission’s attention and assistance. Please contact the undersigned with any questions at 615-771-3091 or at bklein@clarcor.com.
Sincerely,
/s/ Bruce A. Klein
Bruce A. Klein
Vice President- Finance & Chief Financial Officer

Cc:	Norman Johnson, Chairman & Chief Executive Officer, CLARCOR Inc.
Richard Wolfson, Vice President & General Counsel, CLARCOR Inc.
Kim Orr, Vice President & Corporate Controller, CLARCOR Inc.
James Callihan, Partner, PricewaterhouseCoopers
Page Davidson, Bass Berry & Sims

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